

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

Via E-mail
Mr. William Lieberman
Acting President, Chief Executive Officer and Principal Financial Officer
Eco-Trade Corp.
1915 Eye Street, NW
Washington, DC 20006

Re: **Eco-Trade Corp.**
Form 10-K for fiscal year ended December 31, 2010
Filed April 15, 2011
Form 10-K/A for fiscal year ended December 31, 2010
Fled November 22, 2011
File No. 1-12000

Dear Mr. Lieberman:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment to Form 10-K for fiscal year ended December 31, 2010

General

1.   We have reviewed amendment no. 1 to your annual report on Form 10-K. Based on our review, we reissue comments 1, 2, 4, 5, 6, and 9 of our letter dated November 17, 2011. Please file your response letter as correspondence on EDGAR. In addition, please file a written statement containing the acknowledgements set forth at the end of this letter signed by an officer of the company.

Item 9A. Controls and Procedures, page 15

2.   We note your amended disclosure. Please address the following:

    a. The updated disclosure has now eliminated the statement acknowledging management's responsibility for establishing and maintaining internal control over financial reporting as required by Item 308(a)(1) of Regulation S-K;

    b. You continue to omit the disclosure pursuant to Item 308(a)(2) of Regulation S-K detailing the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

    c. You continue to omit a conclusion regarding internal control over financial reporting as required by Item 308(a)(3) of Regulation S-K.

Item 11. Executive Compensation

Outstanding Equity Awards

3.   We note that according to the revised summary compensation table, Mr. William Lieberman received a stock award in the amount of $10,000 in 2010. Please tell us why you have not included this in the outstanding equity awards table.

Signatures

4.   Please ensure any future amendments to the 10-K have a complete date on the signature page.

Exhibit 31.1

5.   Please amend your filing to include the date the certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 was signed by your chief executive officer. Please also ensure that your certification addresses the proper filing (e.g., amendment to the Form 10-K).

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Adviser at 202.551.3404 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief